TROPIC INTERNATIONAL INC.

March 10, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Larry Spirgel, Assistant Director

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Spirgel:

Re:	Tropic International Inc.
Amendment No. 1 to Form S-1
Filed February 25, 2014
File No. 333-193452

I am the President of Tropic International Inc. (the “Company”) and submit this letter pursuant to a comment letter from the Securities and Exchange Commission (the “SEC”) dated March 3, 2014. My response is as follows, with capitalized terms used but not otherwise defined herein having the meanings ascribed to them in the amended registration statement:

General

1.	We have considered your response to comment 1 from our letter dated February 14, 2014, and we are unable to agree. We note that the shares being registered in the offering represent over 400% of the company’s outstanding shares held by non-affiliates. We also note that your affiliates, Messrs. Neely, Marmora and Dewingaerde, are selling shares representing over 100% of the company’s public float in this offering. Furthermore, the company is a former shell company, is currently a development stage company and there is no current market for the company’s shares. As a result, we believe that the shares being offered constitute an indirect primary offering by the company through the selling shareholders to create a market in the company’s shares. Therefore, please identify the selling stockholders as underwriters in your registration statement and fix the offering price of the shares being sold for the duration of the offering.

Response: The Company has reduced the number of shares of common stock being registered on behalf of Messrs. Neely and Dewingaerde to, collectively, less than 10% of the Company’s issued and outstanding shares held by non-affiliates, and the number of Exchangeable Shares being registered on behalf of Mr. Marmora to approximately 0.2% of the issued and outstanding Exchangeable Shares or 3.5% of the Exchangeable Shares being registered. As a result, the Company does not believe that the shares being offered constitute an indirect primary offering by the Company through the selling stockholders. In this regard, the Company would like to emphasize that:

●	apart from Gary Sawicki, each non-affiliate selling stockholder who acquired shares of the Company’s common stock directly from treasury paid for those shares in cash and has held them for over three years;

●	Mr. Sawicki, the one U.S. investor described in the “Selling Security Holders” section of the registration statement who acquired shares of the Company’s common stock directly from treasury, invested a total of $31,950 in cash on seven separate occasions between May 14, 2012 and March 8, 2013;

●	Gregory Neely, the Company’s former officer and director, has held the 100,000 shares of common stock being registered directly on his behalf since before October 31, 2008, and Valerie Neely, the spouse of Mr. Neely, has held the 150,000 shares of common stock being registered on her behalf since before October 31, 2009;

1057 PARKINSON ROAD, UNIT 9, WOODSTOCK, ONTARIO, CANADA N4S 7W3 PH: 519-421-1900

●	Stephen Dewingaerde, the Company’s former officer and director, has held the 200,000 shares of common stock being registered on his behalf since before October 31, 2008;

●	each Tropic Spa Shareholder who (i) received preferred shares of Subco in exchange for the acquisition of common shares of Tropic Spa on the Closing Date, (ii) is a non-affiliate of the Company on a fully-diluted basis and (iii) on whose behalf Exchangeable Shares are being registered, paid for those common shares of Tropic Spa entirely in cash and held such shares for over three years prior to the Closing Date apart from Lloyd East, who held such shares for between 18-44 months prior to the Closing Date;

●	I held the common shares of Tropic Spa underlying the 200,000 shares of the Company’s common stock issuable upon the exchange of preferred shares of Subco and being registered on my behalf for over six months prior to the Closing Date;

●	the 5,232,766 shares of the Company’s common stock being registered represents less than 43% of its issued and outstanding shares;

●	the 5,841,725 Exchangeable Shares being registered represents less than 7.5% of the issued and outstanding Exchangeable Shares; and

●	none of the selling stockholders is in the business of underwriting securities.

* * * * *

On behalf of the Company, I acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions or comments.

Yours truly,

/s/ John Marmora
John Marmora